

SEC   19006524

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41649

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____1/01/18____ AND ENDING____12/31/18____
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Executive Services Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3445 Peachtree Road, NE, Suite 200
                            (No. and Street)

Atlanta	**GA**	**30326**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward Kroell 404-504-3856

                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EY

                    (Name – *if individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Kenneth L. Felts_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Executive Services Securities, LLC_____ , as
of __December 31_____ , 20 __18____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____CFO_____
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EXECUTIVE SERVICES SECURITIES, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

December 31, 2018

with

Report of Independent Registered Public Accounting Firm

EXECUTIVE SERVICES SECURITIES, LLC

TABLE OF CONTENTS

December 31, 2018



EY
Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY
10036-6530

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To Members of NFP Holdings, LLC and Board of Directors

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Executive Services Securities, LLC (the Company) as of December 31, 2018, the related statements of operations, changes in member's equity/(deficit) and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2016.
February 25, 2019

1

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Assets

Cash	$	8,416,730
Commissions receivable		96,295
Prepaid expenses		22,541
TOTAL ASSETS	$	8,535,566

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Taxes payable due to affiliates	$	416,313
Other amounts due to affiliates		3,490,853
TOTAL LIABILITIES		3,907,166

Member's Equity (Note C)

Paid in capital	1,596,284
Retained earnings	3,032,116
TOTAL EQUITY	4,628,400
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 8,535,566

See accompanying notes.

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2018

Revenue		
Commissions	$	3,327,346
Administrative fees		4,611,930
TOTAL REVENUE		7,939,276
Expenses (Note B)		
Commission expense to outside agents		31,013
Occupancy		85,139
Professional Fees		2,148,642
Insurance		19,809
Maintenance and Supplies		277,021
Travel and Entertainment		54,676
Other General and administrative expenses		35,553
TOTAL EXPENSES		2,651,853
Income before income tax expense		5,287,423
Income tax expense		1,375,056
Net Income	$	3,912,367

See accompanying notes.

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY / (DEFICIT)

For the Year Ended December 31, 2018

	Paid in Capital	Retained Earnings/(Deficit)	Total Member's Equity / (Deficit)
Balance, January 1, 2018	$ 396,284	$ (880,251)	$ (483,967)
Net income	-	3,912,367	3,912,367
Contribution from Parent	1,200,000	-	1,200,000
Balance, December 31, 2018	$ 1,596,284	$ 3,032,116	$ 4,628,400

See accompanying notes.

4

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2018

Cash Flows from Operating Activities		
Net Income	$	3,912,367
Adjustments to reconcile net income		
to net cash provided by operating activities		
Decrease (increase) in:		
Commissions receivable		291,137
Prepaid expenses		(210)
Increase in:		
Due to affiliates		423,621
NET CASH PROVIDED BY OPERATING ACTIVITIES		4,626,915
Cash Flows from Financing Activities		
Contribution from Parent		1,200,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	$	1,200,000
NET INCREASE IN CASH	$	5,826,915
Cash at Beginning of Year		2,589,815
Cash at End of Year	$	8,416,730
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$	1,708,259
Non-cash transactions:		
Taxes payable forgiven by affiliates (See Note C)	$	1,200,000

See accompanying notes.

EXECUTIVE SERVICES SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: Executive Services Securities, Inc. (the "Company") was incorporated in Georgia on July 26, 1989. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of FINRA. The Company specializes in the design, funding, and administration of life insurance plans which meet the needs of nonqualified executive benefit programs of Fortune 500 corporations. The Company was formerly known as One Securities Corporation and changed its name to Executive Services Securities, Inc. on October 9, 2007.

The Company is wholly owned by NFP Corp. ("NFP" or "Parent").

Effective October 23, 2008 the Company changed its legal form to a limited liability company and its name to Executive Services Securities, LLC ("ESSL").

Basis of Accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Concentrations of Credit Risk: The Company occasionally maintains balances with the bank in excess of federally insured limits. Management believes that the risk of loss related to such deposits is minimal.

One customer represented approximately 35% of the Company's revenues for the year ended December 31, 2018.

Cash: Cash consists of short-term deposits placed with a financial institution.

Revenue Recognition: Commission revenue and expense are recorded when the related insurance premium is known. Administrative fees are earned and recorded as administrative services are provided to Parent. Management does not believe that a chargeback allowance is necessary based on the Company's history of contract cancellations and the nature of their business. See Note B— Revenue, for additional information on the Company's revenue recognition policies.

Income Taxes: The accounts of the Company are included in the consolidated federal income tax return filed by the Parent, and, for tax years ending after July 1, 2013, by the Parent's top tier holding company NFP Intermediate Holdings A Corp. The provision for income tax is calculated on a separate return basis. The amount of current federal tax expense or benefit calculated is either remitted to or received from the Parent. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities. The amount of current and deferred income taxes payable or refundable is recognized as of the date of

6

EXECUTIVE SERVICES SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

the financial statements, utilizing currently enacted tax laws and rates. Deferred income tax expense or benefit is recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

On December 22, 2017, The Tax Cuts and Jobs Act ("Tax Act") was enacted and imposed a broad range of changes to the taxation of corporations. The Tax Act, among other things, includes changes to the U.S. federal corporate tax rate, imposes significant additional limitations on the deductibility of interest, allows for the expensing of certain capital expenditures, and significantly changes the taxation of operations outside of the United States.

The Tax Act required complex computations not previously provided required under U.S. tax law. As such, the application of accounting guidance was uncertain for such items. Furthermore, compliance with the tax and the accounting for such provisions required information that was not previously required or regularly produced. Staff Bulletin No. 118 ("SAB 118") was issued to address the application of U.S. GAAP in situations when an issuer did not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Act. As a result, the Company recorded provisional estimates of the tax effect of the Tax Act in the fourth quarter of 2017, the period in which the legislation was enacted. December 22, 2018 marked the end of the measurement period for purposes of SAB 118. As such, the Company has completed the analysis based on legislative updates relating to the Tax Act that are currently available and recorded an additional SAB 118 (current and deferred) tax expense of $0.

The Company accounts for uncertain tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.

The provision for income taxes is composed of the following items:

Federal	$	1,121,841
State		253,215
Total income taxes	$	1,375,056

The Company's effective tax rate is 26.0% on pretax income, which differs from the U.S. federal tax rate of 21% due principally to non-deductible business meals and entertainment expenses and

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

state taxes. The state taxes are provided on the taxable income apportioned to Georgia. The Company is included in a consolidated U.S. federal income tax return, as well as other state and

local tax returns that are filed by NFP, and, for tax years ending after July 1, 2013, by NFP or its top tier holding company. As of December 31, 2018, NFP is subject to U.S. federal income tax examinations for the tax years 2015 through 2017, and to various state and local income tax examinations for the tax years 2014 through 2017.

As of December 31, 2018 the Company's total unrecognized tax benefits for uncertain tax positions was $0. The Company believes that the total amounts of unrecognized tax benefits will not change within the next twelve months.

The Company records current and deferred taxes as a payable to affiliate. As of December 31, 2018, the Company had a payable of $416,313 and such amount is included in payable to affiliates in the accompanying Statement of Financial Condition. During 2018, the Company made income tax payments totaling $1,708,259 to NFP, and NFP had forgiven an additional $1,200,000 of taxes payable. At December 31, 2018, the Company had no deferred tax assets or liabilities.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recent Accounting Pronouncements: Revenue Recognition — In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" (ASU 2014-09) which revises revenue recognition criteria and expands disclosure requirements. This new guidance is effective for interim and annual reporting periods beginning after December 15, 2017. The company implemented this new accounting standard on January 1, 2018. A key part of management's implementation efforts was the detailed review of the terms and conditions of a sample of revenue contracts covering all revenue types and products. The Company's accounting policies did not change significantly as a result of applying the principles of revenue recognition from ASU 2014-09 and are materially consistent with prior practices applied by the Company. See Note B—Revenues, for additional information in accordance with ASU 2014-9.

Leases — In February 2016, the FASB issued ASU 2016-02, its new leasing standard for both lessees and lessors. Under such standard, a lessee will recognize lease assets and liabilities on the balance sheet for all arrangements with terms longer than 12 months. Lessor accounting remains

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

largely consistent with existing U.S. GAAP. The new standard takes effect in 2019 and the Company is evaluating the impact of adopting this guidance.

Subsequent Events: The Company has evaluated events and transactions that occurred between December 31, 2018 and February 25, 2019, which is the date the financial statements were available to be issued. There have been no other subsequent events that would require recognition or disclosure in the financial statements as of December 31, 2018.

NOTE B—REVENUE

On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. There was no impact to retained earnings as of January 1, 2018, or to revenue for the year ended December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

The Company recognizes commission revenue from the design, sales and administration of life insurance products, when control of the promised services are transferred to customers, for the amount of consideration it expects to receive in exchange for such services. These commission revenues are comprised of placement revenues and renewal revenues.

In accordance with Topic 606, in order to determine if it is required to report revenues on a gross or net basis, the Company must assess if it is the principal or agent in its contracts with its customers. Principal or agent designations primarily depend on the control an entity has over the product or service before control is transferred to a customer. As the Company controls the design and procurement of the policies that best meet the needs of the customer, it is the principal and accordingly, records commission revenues on a gross basis.

Placement revenues are commissions earned by the Company in the first year that a policy is issued to a policy holder. During the year ended December 31, 2018, the Company recognized $467,700 of placement revenues.

Renewal revenues are commissions earned by the Company in years two and beyond for previously issued policies, and are primarily based on additional premiums paid, or on certain policies, on the market value of underlying asset pools. During the year ended December 31, 2018, the Company recognized $2,859,646 of renewal revenues.

EXECUTIVE SERVICES SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

NOTE B—REVENUE—Continued

The Company earns revenues generated by charging an administrative fee to an affiliated party. See Note C – Related Party Transactions, for additional information on administrative fees. The Company believes this contract to represent a collaborative arrangement.

NOTE C—RELATED PARTY TRANSACTIONS

The Company has a consulting agreement with an affiliated company under which the affiliated company provides ESSL marketing and general and administrative services and ESSL pays compensation for expenses (personnel, marketing, technology, insurance, additional occupancy and administrative expenses) that may be reasonably incurred by the affiliate on behalf of ESSL. The total amount paid under this agreement for the year ended December 31, 2018 was $2,585,286.

The Company receives securities commissions that are generated by personnel employed by other subsidiaries of Parent who are registered with a third-party broker-dealer, and the Company assists in providing certain administrative services to Parent to support the securities activities of such personnel. The Company reimburses Parent for expenses associated with the administrative services that support such personnel employed by other subsidiaries of Parent. The Company records this activity net and it is reported as administrative fees in the accompanying Statement of Operations. At December 31, 2018, an amount payable to Parent of $2,617,222 is included in due to affiliates in the accompanying Statement of Financial Condition.

During 2018, the Company received a contribution from its Parent in the amount of $1,200,000 in the form of forgiveness of a previously accrued payable for taxes.

NOTE D—REGULATORY MATTERS

Net Capital Requirement: The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or $6^2/_3\%$ of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2018, the Company had net capital of $4,509,564, which was $4,249,086 in excess of required net capital of $260,478.

Exemption from Reserve Requirements: The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1) and met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

SUPPLEMENTAL INFORMATION

EXECUTIVE SERVICES SECURITIES, LLC

Schedule I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

December 31, 2018

Computation of Net Capital

Total member's equity	$	4,628,400
Deduct non-allowable assets		(118,836)
Net capital	$	4,509,564

Computation of Aggregate Indebtedness

Due to affiliates		3,907,166
Total aggregate indebtedness	$	3,907,166

Computation of Minimum Net Capital Requirement

Net capital	$	4,509,564
Minimum net capital to be maintained (greater of $5,000 or 6 $2/3$% of total aggregate indebtedness of $3,907,166)		260,478
Net capital in excess of requirement	$	4,249,086
Percentage of aggregate indebtedness to net capital		86.64%

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation in the Company's Part II FOCUS (unaudited) report dated January 25, 2019.

EXECUTIVE SERVICES SECURITIES, LLC

Schedule II

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

December 31, 2018

The Company claims exemption from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in subparagraph (k)(1) of the Rule and is not required to maintain a Special Reserve Bank Account for the Exclusive Benefit of Customers.



Balser Financial Corporation
Benefit Plan Services LLC
Management Compensation Group Southeast LLC
Executive Services Securities LLC

3445 Peachtree Road NE
Suite 200
Atlanta, GA 30326 U.S.A.

Ken Felts
SVP, Executive Benefits

P +1 404.504.3817
KFelts@nfp.com
www.nfp.com

February 25, 2019

Securities & Exchange Commission
Atlanta District Office
950 East Paces Ferry Road NE
Suite 900
Atlanta, GA 30326

   RE: Exemption Report

To whom it may concern:

Executive Services Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

   (1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (1)

   (2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

_____
Executive Services Securities, LLC

I, Ken Felts, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Ken Felts*

Title: Senior Vice President



Ernst & Young LLP
5 Times Square
New York, NY
10036-6530

Tel: +1 212 773 3000
ey.com

Building a better
working world

Report of Independent Registered Public Accounting Firm

Members of NFP Holdings, LLC and Board of Directors

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Executive Services Securities, LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2018. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2019


Ernst & Young LLP   Tel: +1 212 773 3000
5 Times Square   ey.com
New York, NY
10036-6530

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To Members of NFP Holdings, LLC and Board of Directors

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Executive Services Securities, LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Certification of Exclusion from Membership (Form SIPC-3) for the fiscal year ended December 31, 2018. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the total revenues reported in the audited financial statements required by SEC Rule 17a-5 with the total revenues included in the accompanying Schedule of Form SIPC-3 Revenues for the fiscal year ended December 31, 2018.

   No findings were found as a result of applying the procedure.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the fiscal year ended December 31, 2018 with supporting schedules and working papers, Form X-17A-5 (FOCUS) and General Ledger.

   No findings were found as a result of applying the procedure.

3. Recalculated the arithmetical accuracy of the total revenues reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the fiscal year ended December 31, 2018 and in the supporting schedules and working papers, Form X-17A-5 (FOCUS) and General Ledger.

   No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's claim of exclusion

from membership in SIPC for the fiscal year ended December 31, 2018. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2019

2